SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated April 05, 2007, of Ex-Dividend Date

            NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM AUSTRALIA, CANADA OR JAPAN

                                                                                                                           5 April 2007

                                                          SCOTTISH POWER PLC

                                                   ANNOUNCEMENT OF EX-DIVIDEND DATE

Pursuant to the terms of the recommended offer for Scottish Power plc  ("ScottishPower") by Iberdrola,  S.A. to be effected by way of a scheme of  arrangement  pursuant to section 425 of the Companies Act 1985 (the  "Scheme"),  subject to the Scheme  becoming  effective,
ScottishPower's  Special  Dividend of 12 pence is expected to be paid on 27 April 2007 to those  ScottishPower  Shareholders who are on
ScottishPower's  register of members at 9.00 a.m.  (London  time) on the day after the Court  sanctions  the Scheme,  expected to be 20
April 2007.

Listing and dealings in  ScottishPower  Shares on the London Stock Exchange are expected to be suspended and  ScottishPower  Shares are expected to cease to settle in CREST as of close of business  (London time) on 19 April 2007 and  accordingly  ScottishPower  announces that its ordinary shares will trade ex the Special Dividend with effect from 17 April 2007.

Terms not  otherwise  defined in this  announcement  shall have the same meanings as set out in the scheme  document  dated 26 February
2007.

END

For further information:

Scottish Power plc
Investor Relations: Peter Durman                                              +44 (0) 141 636 4527
Media Relations: Colin McSeveny                                               +44 (0) 141 636 4515

Cardew Group (PR adviser to Scottish Power plc)
Anthony Cardew                                                                +44 (0) 20 7930 0777
Rupert Pittman                                                                +44 (0) 20 7930 0777

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 05, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary